UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

      ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Alon Blue Square Israel Ltd. (NYSE: BSI) (hereinafter: “Alon Blue Square”) announced today that it had sold in an off-market transaction an aggregate of 435,000 ordinary shares of Blue Square Real Estate Ltd.("BSRE") at a price of NIS 112.5 (USD 31.51) per ordinary share. Following the sale, Alon Blue Square owns an aggregate of 9,385,417 ordinary shares of BSRE, constituting approximately 74.76% of the outstanding ordinary shares of BSRE.

*  *  *

Alon Blue Square Israel Ltd. (hereinafter: "Alon Blue Square") is the leading retail company in the State of Israel and operates in four reporting segments: In its supermarket segment, Alon Blue Square, through its 100% subsidiary, Mega Retail Ltd., operated 212 supermarkets under different formats as of December 31, 2012, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In the Fueling and Commercial Sites segment, through its 78.43% subsidiary, Dor Alon Energy in Israel (1988) Ltd., which is listed on the Tel Aviv stock exchange ("TASE"), Alon Blue Square is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores. Dor Alon operated a chain of 202 filling stations and 209 convenience stores in different formats in Israel as of December 31, 2012. In its Non-Food segment, Alon Blue Square, through its 100% subsidiary BEE Group Retail Ltd., operates specialist outlets in self operation and franchises and offers a wide range of Non-Food products as retailer and wholesaler. In its Real Estate segment, Alon Blue Square, through its TASE traded 74.76% subsidiary Blue Square Real Estate Ltd., owns, leases and develops yield generating commercial properties and projects. In other segments, Alon Blue Square through its 100% subsidiary, Alon Cellular Ltd, operates a cellular network in Israel under the brand name YouPhone, and through Diners Club Israel Ltd., a 49% held associate, operates in the sector of issuance and clearance of YOU credit cards to the customer club members of the group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.
/s/ Ortal Klein

Ortal Klein, Adv.
May 6, 2013	Corporate Secretary